SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 20, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-003 dated January 20, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium reminds Royster Clark holders to tender now	06-003
Date: January 20, 2006

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Media Relations:
John Lute
Phone (416) 929-5883

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) today reminded all Royster-Clark investors to tender their Income Depositary Securities (IDSs) as soon as possible in order to benefit from Agrium’s premium offer of $11.00 (Canadian) cash per IDS.
Agrium’s offer expires at midnight (Vancouver) time on Monday, January 23, 2006. However, because investment dealers have different cut-off times for the acceptance of tendered units, Royster-Clark IDS holders are advised to contact their brokers immediately to ensure their units are deposited in time to be taken up and paid for under the terms of the offer.
Georgeson Shareholder Communications Inc. has been retained by Agrium as information agent for the Offer. Please contact them toll-free at 1-866-787-5864 with any questions. If you require additional copies of the Offer material, a free copy is available at http://www.agrium.com/investor_information/6203.jsp.
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.